Expense Limitation Agreement

February 23, 2022
To:        LoCorr Investment Trust 687 Excelsior Blvd.
Excelsior, MN 55331

Dear Board Members:

You have engaged us to act as the sole investment adviser to the series of the LoCorr Investment Trust (the "Trust") listed on Appendix A to this Agreement (each a "Fund" and collectively, the "Funds"), pursuant to a Management Agreement dated as of January 24, 2011, and as supplemented and amended from time to time.

Effective for the periods listed on Appendix A, we agree to waive management fees and/or reimburse each Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any Rule 12b-1 distribution and/or servicing fees, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expenses on short sales, swap fees, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation and inclusive of offering and organizational costs incurred prior to the commencement of operations) at the amounts listed on Appendix A.

We further agree to waive all management fees from each Fund's subsidiary, so long as the subsidiary is wholly-owned by the Fund.

This Expense Limitation Agreement may not be terminated by LoCorr Fund Management, LLC, but may be terminated by the Fund's Board of Trustees, on 60 days' written notice to LoCorr Fund Management, LLC.

Any waiver or reimbursement by us is subject to repayment by the respective Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours,

LoCorr Fund Management, LLC

/s/ Jon C. Essen
Jon C. Essen, Chief Financial Officer

Acceptance
The foregoing Expense Limitation Agreement is hereby accepted.

LoCorr Investment Trust

/s/ Jon C. Essen
Jon C. Essen, Treasurer and Secretary

Appendix A

LoCorr Investment Trust Expense Limitation Agreement

	Expense Limit
	as a Percentage of the	Effective
	Average Daily Net Assets	Period
Fund	of the Fund	Through
LoCorr Macro Strategies Fund	1.99%	April 30, 2023
LoCorr Long/Short Commodities Strategy Fund	1.95%	April 30, 2023
LoCorr Dynamic Equity Fund	1.99%	April 30, 2023
LoCorr Spectrum Income Fund	1.80%	April 30, 2023
LoCorr Market Trend Fund	1.95%	April 30, 2023

LoCorr Investment Trust Expense Limitation Agreement